Exhibit 5.2
ANADARKO CHANEY DELL SYSTEM
Combined Statements of Assets Acquired and Liabilities Assumed and the related
Revenues and Direct Operating Expenses
As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
The Board of Directors
Anadarko Petroleum Corporation:
We have audited the accompanying combined statement of assets acquired and liabilities assumed of the Anadarko Chaney Dell System (Chaney Dell System) as of December 31, 2006, acquired on July 27, 2007 by Atlas Pipeline Partners, L.P., and the related combined statements of revenues and direct operating expenses for each of the years in the three-year period ended December 31, 2006. These combined financial statements are the responsibility of Anadarko Petroleum Corporation’s management. Our responsibility is to express an opinion on these statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of assets acquired and liabilities assumed and the related revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. The financial statements are not intended to be a complete presentation of the Chaney Dell Systems’ assets, liabilities, revenues, expenses, or cash flows.
In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed as of December 31, 2006 and the related revenues and direct operating expenses of the Chaney Dell System for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Denver, Colorado
September 14, 2007

ANADARKO CHANEY DELL SYSTEM
Combined Statement of Assets Acquired and Liabilities Assumed
December 31, 2006
(Amounts in thousands)

Property, plant, and equipment, net	$923,935
Inventory	2,228

Total assets acquired	$926,163

Asset retirement obligation	$3,582

Total liabilities assumed	$3,582

See accompanying notes to the combined statements of assets acquired and liabilities assumed and the related revenues and direct operating expenses.

ANADARKO CHANEY DELL SYSTEM
Combined Statements of Revenues and Direct Operating Expenses
Years ended December 31, 2006, 2005, and 2004
(Amounts in thousands)

	2006	2005	2004
Revenues:
Sale of gas	$203,647	251,249	192,667
Sale of natural gas liquids	123,431	92,788	73,254
Gathering and processing	22,185	19,187	15,060
Marketing fees	4,805	4,725	4,010

Total revenues	354,068	367,949	284,991

Direct operating expenses:
Product purchases	268,118	300,148	231,097
Plant operating expenses	17,201	13,630	11,960

Total direct operating expenses	285,319	313,778	243,057

Revenues in excess of direct operating expenses	$68,749	54,171	41,934

See accompanying notes to the combined statements of assets acquired and liabilities assumed and the related revenues and direct operating expenses.

ANADARKO CHANEY DELL SYSTEM
Notes to Statements of Assets Acquired and Liabilities Assumed and
the related Revenues and Direct Operating Expenses
As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004
(1)	Basis of Presentation

On June 1, 2007, Atlas Pipeline Partners, L.P. (Atlas) entered into an agreement with Western Gas Resources, a wholly owned subsidiary of Anadarko Petroleum Corporation (Anadarko) whereby Anadarko received $1.85 billion and Atlas acquired control of Anadarko’s interests in the Chaney Dell (Chaney Dell System) and Midkiff/Benedum natural gas gathering systems and associated processing plants. The parties formed two separate joint ventures to effect the transactions, which closed in July 2007. The effective date of the transactions in the agreement is July 1, 2007.

The accompanying historical combined statement of assets acquired and liabilities assumed together with the combined statements of revenues and direct operating expenses are presented using the accrual basis, and represent the historical carrying value of assets acquired and liabilities assumed as well as revenues and direct operating expenses attributable to Anadarko’s interest in the Chaney Dell System located in the Anadarko Basin in northwest Oklahoma and southwest Kansas. The combined system consists of approximately 3,500 miles of gathering lines, 12 field compressor stations, and the Chaney Dell, Waynoka, and Chester processing facilities. The Waynoka processing facility was constructed during 2006 and placed into service in December 2006. After this facility was placed into service, the Chaney Dell processing facility was temporarily idled.

Anadarko did not prepare separate stand-alone historical financial statements for the Chaney Dell System in accordance with accounting principles generally accepted in the United States of America. Accordingly, it is not practicable to identify all assets and liabilities, or other indirect operating costs applicable to the Chaney Dell System. The accompanying financial statements were prepared from the historical accounting records of Anadarko.

Certain indirect expenses, as further described in note 4, were not allocated to the Chaney Dell System’s historical financial records. Any attempt to allocate these expenses would require significant and judgmental allocations.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to represent a complete set of financial statements reflecting financial position, results of operations, shareholders’ equity, and cash flows of the Chaney Dell System, and are not indicative of the results of operations for the Chaney Dell System going forward.

(2)	Significant Accounting Policies
(a)	Principles of Combination and Use of Estimates

The combined statement of assets acquired and liabilities assumed at December 31, 2006 and the related combined statements of revenues and direct operating expenses are derived from the accounts of Anadarko. All significant intercompany transactions and balances have been eliminated in combination of the financial statements. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the statements of assets acquired and liabilities assumed and the related revenues and direct operating expenses. Actual balances and results could be different from those estimates.

ANADARKO CHANEY DELL SYSTEM
Notes to Statements of Assets Acquired and Liabilities Assumed and
the related Revenues and Direct Operating Expenses
As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004
(b)	Property, Plant, and Equipment

Anadarko capitalizes all construction-related direct labor and material costs, as well as indirect construction costs. Indirect costs include general engineering, taxes, and other. Anadarko does not capitalize the cost of funds during construction. The cost of renewals and betterments that extend the useful life of property, plant and equipment is also capitalized. The cost of repairs, replacements and major maintenance projects, which do not extend the useful life or increase the expected output of property, plant and equipment, is expensed as it is incurred.

Depreciation on property and equipment is calculated using the straight-line method based on the estimated useful life of each facility, which ranges from 18 to 38 years. Useful lives are determined based on the shorter of the estimated life of the equipment or the estimated reserves serviced by our equipment. Among other factors, the estimates consider our experience with similar assets and technical analysis of the reserves. If the actual life of the equipment or the reserves serviced by the equipment were less than originally estimated, we may be required to record a loss upon retirement of a specific asset.

(c)	Asset Retirement Obligation

Anadarko uses significant judgment in estimating the liability for future asset retirements. An evaluation is performed over each asset and in some cases individual components of assets to determine and estimate the future cost and timing of retiring those assets. The estimate of the future costs is then discounted back to the present and recorded as a liability. This liability will vary upon the probability, timing and extent of the remediation necessary to reclaim those facilities, the discount factor used in those determinations, and the projected costs of the remediation. Anadarko evaluates these estimates on an ongoing basis and modifies our assumptions as appropriate.

(d)	Revenue Recognition

Gas gathered and processed in the Chaney Dell System is supplied under three types of contracts. A majority of the Chaney Dell System’s gross margin (or revenues at the plant less product purchases) for each of the years in the three-year period ended December 31, 2006, was under percentage-of-proceeds agreements in which Anadarko is typically responsible for the marketing of the gas and Natural Gas Liquids (NGLs). Under these agreements, Anadarko pays producers a specified percentage of the net proceeds received from the sale of the gas and the NGLs. Revenue is recognized when the gas or NGLs are sold and the related product purchases are recorded as a percentage of the sale of the product.

To a lesser extent, the Chaney Dell System’s gross margin for the same period was under contracts that are primarily fee-based from which the Company receives a set fee for each Mcf of gas gathered and/or processed. These types of contracts are typically paired with a “keepwhole” agreement providing the operator with an option to process the gas once it is gathered. Revenue is recognized under these contracts when the related services are rendered.

A small percentage of the Chaney Dell System’s gross margin was under contracts with “keepwhole” arrangements or wellhead purchase contracts. Under the “keepwhole contracts”, Anadarko retains the NGLs recovered by the processing facility and keeps the producers whole by returning to the producers at the tailgate of the plant an amount of gas equal, on a Btu basis,

ANADARKO CHANEY DELL SYSTEM
Notes to Statements of Assets Acquired and Liabilities Assumed and
the related Revenues and Direct Operating Expenses
As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004 to the natural gas received at the plant inlet. The “keepwhole” component of the contracts permits the Company to benefit when the value of the NGLs is greater as a liquid than as a portion of the residue gas stream. Under the majority of these contracts, the option to process is at the Company’s discretion. Under this type of contract, revenue is recognized when the product is sold.

Under many of these contracts, the Company also receives a marketing fee on NGLs. The marketing fee is earned when the product is sold and title transfers.

(e)	Direct Operating Expenses

Direct operating expenses are recognized when incurred and consist of direct expenses of operating the Chaney Dell System. The direct operating expenses include product purchases and plant operating expenses. Product purchases include costs associated with the purchase of natural gas from wells to process and treat natural gas to meet pipeline specifications and to extract NGLs. Plant operating expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to gas processing activities.
(3)	Commitments and Contingencies
(a)	Contingencies

The activities of the Chaney Dell System are subject to potential claims and litigation in the normal course of operations. Anadarko does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Chaney Dell System.

(b)	Lease Commitments

In the normal course of the Company’s business operations, the Company enters into operating leases for compression equipment. These leases are classified as operating leases and have terms ranging from four to five years. The leases have purchase options at various times throughout the primary terms of the agreements and have renewal provisions. Rental payments under operating leases totaled $610,000, $607,000, and $404,000 in 2006, 2005, and 2004, respectively. Future operating lease payments under these leases are as follows (amounts in thousands):

2007	$534
2008	534
2009	534
2010	512
2011	109

Total	$2,223

(4)	Excluded Expenses (Unaudited)

The Chaney Dell System was part of a much larger enterprise prior to closing the sale to Atlas. Indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Chaney Dell System, and have been excluded from the accompanying combined

ANADARKO CHANEY DELL SYSTEM
Notes to Statements of Assets Acquired and Liabilities Assumed and
the related Revenues and Direct Operating Expenses
As of December 31, 2006 and for the years ended December 31, 2006, 2005, and 2004 statements. In addition, management of Anadarko believes such indirect expenses are not indicative of future costs or recoveries that may be incurred by Atlas.

Depreciation and amortization have been excluded from the accompanying combined statements of revenues and direct operating expenses as such amounts would not be indicative of those expenses, which would be incurred based on the amounts expected to be allocated to the Chaney Dell System in connection with the purchase price allocation by Atlas.

(5)	Cash Flow Information (Unaudited)

Capital expenditures were approximately $54.5 million, $54.6 million, and $15.0 million for the years ended December 31, 2006, 2005, and 2004, respectively. Other cash flow information is not available on a stand-alone basis for the Chaney Dell System.